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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the month of May, 1999

                              Visible Genetics Inc.
                           --------------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

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                              VISIBLE GENETICS INC.

      On May 19, 1999, Visible Genetics Inc. (the "Company") announced that, following FDA protocol review, it will proceed under its December 1998 Investigational Device Exemption (IDE) with Vigilance II, a US based open label, cost recovery HIV Genotyping study.

      Vigilance II will use the Company's TruGene(TM) HIV-1 Assay kit, OpenGene(TM) DNA sequencing system, and GeneObjects(TM) software. The Company's tests and kits will be reimbursable through third party, private and public payors on a cost recovery basis. The study has an enrollment target of 30,000 patients. The Company expects active patient enrollment to begin in the next three to four months. The Company also intends to use the data in the study to create a large-scale research database of HIV resistance profiles with clinical outcomes which will be made available to scientists, physicians and others via the Internet.

      Dr. Thomas C. Merigan, a director-nominee of the Company, and Becker Professor of Medicine and Director Center for AIDS Research, Stanford University, will serve as the principal investigator for the study.

      This Form 6-K contains forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties including delays in the start of the study, lower than expected patient enrollment and other risks detailed from time to time in the Company's SEC filings, including its prospectuses dated December 3, 1998 and January 4, 1999. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

      The Company hereby incorporates by reference this Form 6-K into the Company's Registration Statements on Form F-3 (File Nos. 333-67607 and 333-68939).


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                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VISIBLE GENETICS INC.


Date: May 19, 1999                        By: /s/ Jeffrey D. Sherman
                                              ----------------------------------
                                              Name: Jeffrey D. Sherman
                                              Title: Vice President, Finance and
                                                     C.F.O.